SUB-ITEM 77I

The Small Cap Equity Fund and the Equity Fund issued a second class of shares, Adviser Class Shares, and renamed the initial class as Institutional Class Shares on May 1, 2003. The Small Cap Equity Adviser Class Shares were initially sold on June 5, 2003 and are subject to expenses pursuant to the Adviser Class Rule 12b-1 plan. The Adviser Class of each Fund may pay up to 1.00% of its daily net assets for distribution and other services. However, the Board of Trustees has currently only authorized a fee of 0.25% of the Fund's daily net assets. Adviser Class shares are sold through investment advisers, banks and other authorized representatives who have entered into an agreement with the Distributor.